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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2002



                         RADA ELECTRONIC INDUSTRIES LTD.
                              (Name of Registrant)




                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.


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




                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items
---------

1. RADA Electronic Industries Ltd. Proforma and Actual Interim Consolidated Balance Sheets as of May 31, 2002 (Unaudited).

                                                                          ITEM 1

--------------------------------------------------------------------------------
                       RADA ELECTRONIC INDUSTRIES LIMITED
--------------------------------------------------------------------------------



             PROFORMA AND ACTUAL INTERIM CONSOLIDATED BALANCE SHEETS
                               AS OF MAY 31, 2002
                                   (UNAUDITED)

                       RADA ELECTRONIC INDUSTRIES LIMITED
                     UNAUDITED CONSOLIDATED BALANCE SHEETS
          In thousands of U.S. dollars, except share and per share data

                                                                     May 31, 2002
                                                              -------------------------
                                                               Actual     Pro Forma (2)
                                                              --------    -------------
Current assets
  Cash and cash equivalents                                   $   141       $   141
  Trade receivables (net of allowance for
     doubtful accounts of $189 and $189 in 2002
     and 2001, respectively)                                      755           755
   Receivables in respect of shares to be issued (Note 2)           -           742
  Other receivables and prepaid expenses                          177           147
  Costs and estimated earnings in excess of
   billings on uncompleted contracts                              113           113
  Inventories                                                   2,291         2,291
                                                              -------       -------
      Total current assets                                      3,477         4,189
                                                              -------       -------

Long-term assets
  Long-term receivables                                         1,123         1,123
  Leasing deposits                                                 19            19
                                                              -------       -------
                                                                1,142         1,142
                                                              -------       -------

Property and equipment
  Cost                                                         18,680        18,680
  Less - accumulated depreciation                              12,393        12,393
                                                              -------       -------
      Total property and equipment                              6,287         6,287
                                                              -------       -------

Other assets, net                                               3,829         3,829
                                                              -------       -------


      Total assets                                            $14,735       $15,447
                                                              =======       =======



The accompanying notes are an integral part of these consolidated financial statements.

                       RADA ELECTRONIC INDUSTRIES LIMITED
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                               AS OF MAY 31, 2002
          In thousands of U.S. dollars, except share and per share data


                                                                     May 31, 2002
                                                              ---------------------------
                                                               Actual       Pro Forma (2)
                                                              --------      -------------
Current liabilities
  Short-term bank credits                                     $  5,888       $  5,888
  Trade payables                                                   608            608
  Other liabilities and accrued expenses                         2,758          2,808
  Unearned income                                                2,194          2,194
  Billings in excess of costs and estimated
   earnings on uncompleted contracts                                40             40
                                                              --------       --------
        Total current liabilities                               11,488         11,538
                                                              --------       --------

Long-term liabilities
  Accrued severance pay, net                                       450            450
                                                              --------       --------

Loan due to a related party (Note 2)                             1,618             60
                                                              --------       --------


Minority interests                                                 651            651
                                                              --------       --------

Shareholders' equity
  Share capital
   Ordinary shares of NIS 0.005 par value:
   Authorized - 26,000,000 shares; issued and
   outstanding 13,816,839 shares in 2002
   and 2001                                                        103            103
  Additional paid-in capital                                    56,646         56,646
  Receipts on account of shares, net (Note 2)                        -          2,220
  Accumulated deficit                                          (56,221)       (56,221)
                                                              --------       --------
        Total shareholders' equity                                 528          2,748
                                                              --------       --------

        Total liabilities and shareholders' equity            $ 14,735       $ 15,447
                                                              ========       ========



The accompanying notes are an integral part of these consolidated financial statements.

                       RADA ELECTRONIC INDUSTRIES LIMITED
               NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS
          In thousands of U.S. dollars, except share and per share data



NOTE 1 - GENERAL
----------------

The accompanying unaudited balance sheets have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these balance sheets statements be read in conjunction with the 2001 annual financial statements and footnotes.


NOTE 2 - PRIVATE PLACEMENT AND PROFORMA ADJUSTMENTS
---------------------------------------------------

On June 9, 2002 the Company's shareholders duly approved the following terms of a private placement purchase agreement of its ordinary shares:

(A) A Purchase Agreement between the Company and certain investors according to which such investors will purchase 1,938,776 ordinary shares at a price of $0.49 per share, for a total of $950. In addition, such investors will be issued warrants to purchase 4,302,041 of the Company's ordinary shares. Such warrants will be valid for five (5) years and be exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that the Company issuedsecurities at a price below the exercise prices of the warrants. As of May 31, 2002 the Company received $208 in cash and a total of $742 is presented as receivable from shareholders (this amount was received subsequent to balance sheet date); and

(B) The conversion of $1,350 of the principal amount of loans granted by Mr. Howard P.L. Yeung, one of the Company's controlling shareholders into 2,755,102 ordinary shares at a price of $0.49 per share. In addition, the Company will issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be valid for five (5) years and will be exercisable during the first 36 months at an exercise price of $2 per share, and thereafter, during an additional period of 24 months, at an exercise price which shall be equal to the higher of: (i) $2 per share or
     (ii) 50% of the average closing price of our ordinary shares during the ten
     (10) trading days prior to the exercise date.

                       RADA ELECTRONIC INDUSTRIES LIMITED
           NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS (Cont.)
          In thousands of U.S. dollars, except share and per share data


(C) The pro forma adjustments reflect the receipt of $2,300 in consideration for the private placement of the Company's securities, including the conversion of $1,350 of debt, of which $350 were received during 2002, into ordinary shares and $80 of expenses in connection with the issuance of shares.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADA Electronic Industries Ltd.
                                                 -------------------------------
                                                         (Registrant)



                                                   By: /s/Herzle Bodinger
                                                       ------------------
                                                       Herzle Bodinger, Chairman



Dated: July 15, 2002